Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954
TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

August 2, 2023
VIA EDGAR

Re:	Blue Owl Real Estate Net Lease Trust
Post-Effective Amendment No. 1 to Registration Statement on Form 10
Filed June 26, 2023
File No. 000-56536
Ms. Stacie Gorman
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Ladies and Gentlemen:
On behalf of Blue Owl Real Estate Net Lease Trust (the “Company”), we are providing the following response to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated July 27, 2023. To assist your review, we have retyped the text of the Staff’s comment in italics below.
Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.
Post-Effective Amendment 1 to Form 10-12G
Item 1. Business
Share Repurchase Plan, page 28
1.We acknowledge your response and revised disclosures to prior comment 3, and note your statement that you intend to conduct repurchase offers under the New Repurchase Plan in accordance with the requirements of Rule 13e-4. We also note your disclosure that the repurchase price that will be equal to the NAV per share as of the valuation date will not be available until after the expiration of the applicable tender offer, so shareholders will not know the exact price of shares in the tender offer when they make a decision whether to tender their shares. We also note that shareholders are not able to withdraw their request to tender shares after the repurchase price is known, as that will occur following the expiration of the tender offer. Please explain to us how you expect to conduct your New Repurchase Plan in accordance with Rule 13e-4, and whether you expect to file a Schedule TO for each repurchase.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-2-	August 2, 2023
The Company acknowledges the Staff’s comment, advises the Staff that it expects to file a Schedule TO for each repurchase under the New Repurchase Plan and respectfully submits that the Company’s New Repurchase Plan complies with the requirements of Rule 13e-4 under the Exchange Act (“Rule 13e-4”) for the following reasons.
First, the Company’s payment of tender offer proceeds using a purchase price equal to the NAV per share as of the last business day of the applicable quarter is consistent with the plain text of Rule 13e-4, Schedule TO and Regulation M-A. Rule 13e-4, Schedule TO and Regulation M-A do not require that the Company disclose a specific dollar price per share in the Company’s tender offer documents filed on Schedule TO. Item 4 of Schedule TO incorporates the requirements of Item 1004(a)-(b) of Regulation M-A. In pertinent part, Item 1004(a) of Regulation M-A requires the Company to disclose the “total number and class of securities sought in the offer” and the “type and amount of consideration offered to security holders.” The Company notes that the total dollar amount of shares that it will offer to repurchase (and thus offer to repurchase a number of shares corresponding to that total dollar amount) will be clearly disclosed in any tender offer documents. The Company also respectfully submits that the type and amount of consideration offered to shareholders is clear – shareholders will receive cash and/or a promissory note with set terms at the “forward” net asset value (“NAV”). NAV is a number certain, and thus is an “amount” of consideration under Item 1004(a). Had the Commission wanted to require the disclosure of a specific dollar price, it would have provided for that by using the term “price” in Regulation M-A. Accordingly, the Company believes that backward pricing is not required by the plain text of the tender offer rules.
Moreover, NAV is a measure that the Company’s shareholders readily understand. NAV is a metric used for purchases and redemptions/repurchases across a broad range of investment products sold to both retail and institutional investors. The Company’s U.S. investors are all accredited investors because the Company is conducting a private offering, and thus have a level of sophistication to understand the use of NAV in subscriptions and repurchases. Participating in any tender offer under the New Repurchase Plan would also be entirely voluntary on the part of shareholders. The determination of NAV is made pursuant to industry standard valuation methodologies that are clearly disclosed to the Company’s shareholders in the Company’s offering documents, and the calculation for each monthly NAV is disclosed in filings made by the Company on Form 8-K. In addition, monthly valuations of the Company’s real properties are reviewed and confirmed for reasonableness by an independent valuation advisor. Shareholders also subscribe for shares of the Company at NAV. Because the Company’s shares are not traded and have no active secondary market, there is no valuation alternative to the Company’s NAV. If the Company instead conducted a tender offer for an exact dollar amount without also providing the NAV, shareholders would be unable to assess whether the tender price was fair because the Company’s NAV is the only comprehensive assessment of the value of the Company’s shares.
Furthermore, the Company believes that the use of a forward NAV as the repurchase price is functionally analogous to commonly used aggregate spend modified Dutch auction tender

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-3-	August 2, 2023
offers, where the Staff has granted a long line of no-action relief.1 Similarly, the Company will disclose the aggregate dollar amount of shares that it intends to offer to purchase in each tender offer, and tendering shareholders will not know the precise number of shares repurchased when they tender their shares because the NAV per share will be determined after the close of the tender offer. The Company believes that the guiderails built into relief issued to modified Dutch actions, such as a permitted range of 15%, are already present in the market for REITs such as the Company, where a 15% month-to-month change in NAV would be exceedingly unlikely. Moreover, the Company’s valuation policies and procedures would not change during any tender offer. The Company notes that its historical monthly Class I NAV per share has fluctuated by less than 3% from month to month (and an average monthly fluctuation of +/- 0.85%) since the Company began operating.
The Company also submits that the most recently determined NAV is the most appropriate measure to use for the New Repurchase Plan. Because most of the Company’s assets are private assets that require in-depth analysis to value, the Company’s NAV for each month-end is typically determined approximately 15 days after the end of each month. As a result, if the Company were required to disclose the NAV determination in its tender offer, such NAV would be nearly one month stale by the time the tender offer expires (a “backward NAV”). Under the New Share Repurchase Plan, shareholders would have their shares repurchased at the most recently determined NAV as of the date of settlement (a “forward NAV”). The Company respectfully submits that using a forward NAV as the repurchase price has numerous benefits for shareholders of the Company. Using a forward NAV ensures that neither existing nor repurchasing shareholders’ investments are diluted depending on whether the tender NAV is higher or lower than the current NAV. For example, if the Company used a stale NAV of $10.00 in a tender offer but the current NAV at the time of settlement was $10.10, repurchasing shareholders would receive less than the current NAV for their tendered shares and would not have known what the current NAV was at the time of their tender. Conversely, if the Company used a stale NAV of $10.00 in a tender offer but the current NAV at the time of settlement was $9.90, the tendering shareholders would receive a windfall by getting more than current value for their tendered shares, and remaining shareholders would have their NAV diluted by virtue of the Company paying $10.00 per share to repurchase shares that are currently valued at $9.90 per share.
Further, the Company believes that the New Repurchase Plan is consistent with the tender offer arrangements of a significant number of market participants, including all mutual funds (where forward pricing is required precisely to reduce the risk of market timing) and many non-traded registered closed-end investment companies or business development companies (including those that have recently registered shares with the Commission) that conduct periodic tender offers. While the Company is not an investment company because it invests primarily in real estate instead of securities, its shares transact at a NAV in the same manner that investment companies do. While the Company is aware that a number of other real estate investment trusts do not forward price their tender offers, the Company maintains that
1 See e.g., Alliance Semiconductor Corp., SEC No-Action Letter (Sept. 22, 2006) .

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-4-	August 2, 2023
backward NAV pricing is neither required by the plain text of the tender offer rules nor beneficial to shareholders or markets as a whole.
The Company notes the Staff’s concern that tendering shareholders would not be able to withdraw their repurchase request after being informed of the price of the NAV. To address this concern, the Company would be willing to modify the terms of the tender to permit withdraw of tenders until after the price of the NAV used in the repurchase is disclosed.
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Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-5-	August 2, 2023
Please do not hesitate to call me at (212) 455-2516, Katharine Thompson at (202) 636-5860, or James Hahn at (202) 636-5502 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Benjamin Wells

cc:	U.S. Securities and Exchange Commission
Dorrie Yale
Mark Rakip
Robert Telewicz

Blue Owl Real Estate Net Lease Trust
Kevin Halleran